SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             Infosafe Systems, Inc.
--------------------------------------------------------------------------

                                (Name of Issuer)


                      Class A Common Stock, $.01 par value
--------------------------------------------------------------------------

                         (Title of Class of Securities)


                                   456913 10 2
                      ------------------------------------

                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 5 Pages

CUSIP No.  456913 10 2             13G          Page   2     of   5   Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Alan N. Alpern
           ###-##-####

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)  ____
                                                            (b)  ____
3          SEC USE ONLY



4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------

5          SOLE VOTING POWER

           185,364 (See Item 4)

6          SHARED VOTING POWER

           -0-

7          SOLE DISPOSITIVE POWER

           185,364 (See Item 4)

8          SHARED DISPOSITIVE POWER

           -0-

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           185,364 (See Item 4)

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           |X| See Item 4

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           4.2%

12         TYPE OF REPORTING PERSON*

           IN

SEC 174__ (6-__)      *  SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 5 Pages

Item 1(a).   Name of Issuer :  Infosafe Systems, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

             342 Madison Avenue
             New York, NY  10173

Item 2(a).   Name of Person Filing:  Alan N. Alpern

Item 2(b).   Address of Principal Business Office or if none, Residence:

             342 Madison Avenue
             New York, NY  10173

Item 2(c).   Citizenship:  United States

Item 2(d).   Title of Class of Securities:   Class A Common Stock, $.01 par
             value ("Class A Common Stock")

Item 2(e).   CUSIP Number:  456913 10 2

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

             Inapplicable

Item 4.      Ownership:

    (a) Amount Beneficially Owned: As of December 31, 1996, Mr. Alpern beneficially owed 185,364 shares of the Issuer's Class A Common Stock, which consists of 50,000 shares of Class A Common Stock underlying options exercisable within 60 days and 135,364 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock, $.01 par value ("Class B Common Stock," and together with the Class A Common Stock, the "Common Stock"). This amount does not include 18,218 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock owned by Mr. Alpern's wife, to which Mr. Alpern disclaims beneficial ownership, an aggregate of 135,364 shares of Class E-1 and Class E-2 Common Stock ("Class E Shares"), which are subject to forfeiture and which classes of stock are not registered under
        Section 12 of the Securities Exchange Act of 1934, and an aggregate of 34,977 Class E Shares owned by Mr. Alpern's wife, as to which Mr. Alpern disclaims beneficial ownership.

                               Page 4 of 5 Pages

    (b) Percent of Class: As of December 31, 1996, the 185,364 Shares of Issuer's Class A Common Stock beneficially owned by Mr. Alpern constitute 4.2% of the Issuer's Common Stock outstanding. Does not give effect to the Class E Shares beneficially owned by Mr. Alpern or any shares of Common Stock or Class E Shares owned by Mr. Alpern's wife.

    (c) Number of shares as to which such person has:

        (i)      sole power to vote or to direct the vote:  185,364
        (ii)     shared power to vote or to direct the vote:  0
        (iii)    sole power to dispose or to direct the disposition of:  185,364
        (iv)     shared power to dispose of or to direct the disposition of:  0

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Inapplicable

Item 7. Identification and Classification of Subsidiary Which Acquired the Securities

         Inapplicable

Item 8.  Identification and Classification of Members of the Group

         Inapplicable

Item 9.  Notice of Dissolution of Group

         Inapplicable

Item 10. Certification

         Inapplicable

                               Page 5 of 5 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 1997

By:  /s/ Alan N. Alpern
     ---------------------
     Alan N. Alpern